As filed with the Securities and Exchange Commission on March 20, 2018

Registration No. 333-_____
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

HEICO CORPORATION
(Exact name of registrant as specified in its charter)

Florida	65-0341002
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
3000 Taft Street Hollywood, Florida (Address of Principal Executive Offices)	33021 (Zip Code)

HEICO Corporation 2018 Incentive Compensation Plan
(Full Title of the Plan)

Carlos L. Macau, Jr.
Executive Vice President - Chief Financial Officer and Treasurer
HEICO Corporation
3000 Taft Street
Hollywood, Florida 33021
(Name and Address of Agent for Service)

(954) 987-4000
(Telephone number, including area code, of agent for service)
With a copy to:
Jonathan Awner, Esq
Akerman LLP
Three Brickell City Centre
98 Southeast Seventh Street
Miami, Florida 33131
(305) 374-5600

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐
Smaller reporting company ☐ Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Stock, par value $0.01 per share	Up to 4,000,000 shares (of which 3,321,081 are being newly registered) (3)	$87.38	$290,196,058	$36,130 (3)
Class A Common Stock, par value $0.01 per share	Up to 4,000,000 shares (of which 3,321,081 are being newly registered) (3)	$70.93	$235,564,275	$—
Total

(1)
Estimated solely for the purpose of calculating the registration fee which was computed in accordance with Rule 457(c) and Rule 457(h)(1) under the Securities Act of 1933, as amended (the “Securities Act”), on the basis of the average of the high and low sales prices per share of the stock as reported on the New York Stock Exchange on March 13, 2018.

(2)
The registration fee was calculated on the basis of the higher of the proposed maximum aggregate offering price of the Common Stock and the proposed maximum aggregate offering price of the Class A Common Stock. Under the HEICO Corporation 2018 Incentive Compensation Plan ("2018 Plan"), HEICO may issue 4,000,000 shares of stock, which may consist of Common Stock, Class A Common Stock or any combination thereof.

(3)
The registration of 4,000,000 shares of stock, which may consist of Common Stock, Class A Common Stock or any combination thereof, pursuant to the 2018 Plan consists of 3,321,081 shares of stock being newly registered. The remaining 678,919 shares of stock being registered under the 2018 Plan (the "Carryover Shares") are shares that were previously available for grant under the HEICO 2012 Incentive Compensation Plan (the "Prior Plan"). The Registrant previously registered the Carryover Shares for issuance on Registration Statement on Form S-8 (SEC File No. 333-180454) filed with the Securities and Exchange Commission on March 29, 2012 (the "Prior Registration Statement"). The Registrant is contemporaneously filing a post-effective amendment to deregister the Carryover Shares; accordingly, the associated registration fees of $1,653.98 previously paid to register the Carryover Shares under the Prior Registration Statement are hereby carried forward to cover a portion of the registration fee due under this registration statement.

This Registration Statement will become effective upon filing in accordance with Rule 462(a) under the Securities Act.

EXPLANATORY NOTE

In December 2017, HEICO's Board of Directors declared a 5-for-4 stock split on both classes of the Company's common stock. The stock split was payable to shareholders of record as of January 3, 2018 and the additional shares were distributed to shareholders on January 17, 2018. Accordingly, the prices of both the Company's Class A Common Stock and Common Stock began trading on a post-split basis on January 18, 2018.

RETROACTIVE PRESENTATION FOR 5-FOR-4 STOCK SPLIT

The following is presented to reflect the retrospective application of the January 2018 5-for-4 stock split with respect to the financial information contained in HEICO's Annual Report on Form 10-K for the year ended October 31, 2017. The following selected financial information revises historical information to illustrate the effects of the January 2018 stock split for the periods presented. This data should be read in conjunction with the Company's audited consolidated financial statements and the accompanying notes for the year ended October 31, 2017 as included in HEICO's Annual Report on Form 10-K, which is incorporated by reference in the prospectus.

SELECTED FINANCIAL DATA
	Year ended October 31, (1)
	2017		2016		2015		2014		2013
	(in thousands, except per share data)
Operating Data:
Net sales	$1,524,813		$1,376,258		$1,188,648		$1,132,311		$1,008,757
Gross profit	574,725		515,492		434,179		398,312		371,181
Selling, general and administrative expenses	268,067		250,147		204,523		194,924		187,591
Operating income	306,658		265,345	(4)	229,656		203,388	(7)	183,590
Interest expense	9,790		8,272		4,626		5,441		3,717
Other income (expense)	1,092		(23)		(66)		625		888
Net income attributable to HEICO	185,985	(3)	156,192	(4)(5)	133,364	(6)	121,293	(7)	102,396	(8)

Weighted average number of common shares outstanding: (2)
Basic	105,363		104,758		104,281		103,849		103,591
Diluted	108,470		106,516		105,955		105,395		104,659

Per Share Data: (2)
Net income per share attributable to HEICO shareholders:
Basic	$1.77	(3)	$1.49	(4)(5)	$1.28	(6)	$1.17	(7)	$0.99	(8)
Diluted	1.71	(3)	1.47	(4)(5)	1.26	(6)	1.15	(7)	0.98	(8)
Cash dividends per share	.122		.102		.090		.301		1.162

Balance Sheet Data (as of October 31):
Cash and cash equivalents	$52,066		$42,955		$33,603		$20,229		$15,499
Total assets (9)	2,512,431		1,998,412		1,700,857		1,454,729		1,499,979
Total debt (including current portion)	673,979		458,225		367,598		329,109		377,515
Redeemable noncontrolling interests	131,123		99,512		91,282		39,966		59,218
Total shareholders’ equity	1,248,292		1,047,705		893,271		774,619		723,235

(1)	Results include the results of acquisitions from each respective effective date.

(2)	All share and per share information has been adjusted retrospectively to reflect the 5-for-4 stock splits effected in April 2017 and January 2018.

(3)
During fiscal 2017, HEICO adopted Accounting Standards Update ("ASU") 2016-09, "Improvements to Employee Share-Based Payment Accounting," resulting in the recognition of a $3.1 million discrete income tax benefit and a 976,000 increase in HEICO's weighted average number of diluted common shares outstanding, which, net of noncontrolling interests, increased net income attributable to HEICO by $2.6 million, or $.02 per basic and $.01 per diluted share.

(4)
Includes $3.1 million of acquisition costs incurred in connection with a fiscal 2016 acquisition within the Electronic Technologies Group ("ETG"). These expenses, net of tax, decreased net income attributable to HEICO by $2.0 million, or $.02 per basic and diluted share.

(5)
Includes additional income tax credits for qualified research and development (“R&D”) activities related to the last ten months of fiscal 2015 recognized in fiscal 2016 upon the retroactive and permanent extension of the United States (“U.S.”) federal R&D tax credit in December 2015, which, net of expenses, increased net income attributable to HEICO by $1.7 million, or $.02 per basic and diluted share.

(6)
Includes additional income tax credits for qualified R&D activities related to the last ten months of fiscal 2014 recognized in fiscal 2015 upon the retroactive extension of the U.S. federal R&D tax credit in December 2014 to cover calendar year 2014, which, net of expenses, increased net income attributable to HEICO by $1.8 million, or $.02 per basic and diluted share.

(7)
Operating income was increased by a $28.1 million reduction in accrued contingent consideration related to a fiscal 2013 and a fiscal 2012 acquisition within the ETG, partially offset by $15.0 million in impairment losses related to the write-down of certain intangible assets of the fiscal 2013 and fiscal 2012 acquisitions to their estimated fair values as well as lower than expected operating income at the fiscal 2013 acquired business, which in aggregate increased net income attributable to HEICO by $10.2 million, or $.10 per basic and diluted share. The reduction in accrued contingent consideration and $13.1 million of the impairment losses were recorded as a component of selling, general and administrative expenses, while the remaining impairment losses of $1.9 million were recorded as a component of cost of sales.

(8)
Includes additional income tax credits for qualified R&D activities related to the last ten months of fiscal 2012 recognized in fiscal 2013 upon the retroactive extension of the U.S. federal R&D tax credit in January 2013 and higher R&D tax credits recognized upon the filing of HEICO's fiscal 2012 U.S. federal and state tax returns, which, net of expenses, increased net income attributable to HEICO by $1.8 million, or $.02 per basic and diluted share.

(9)
During fiscal 2017, HEICO adopted ASU 2015-17, “Balance Sheet Classification of Deferred Taxes," on a retrospective basis resulting in a reclassification of $41.1 million, $35.5 million, $34.5 million and $33.0 million in current deferred tax assets to noncurrent deferred tax liabilities in HEICO's Consolidated Balance Sheet as of October 31, 2016, 2015, 2014 and 2013, respectively.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document(s) containing the information required by Part I of From S-8 will be sent or given to participants as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”). In accordance with Rule 428(b)(1) and the requirements of Part I of Form S-8, such documents are not being filed with the Securities and Exchange Commission (the “Commission” or “SEC”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act.

I-1

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The SEC allows us to provide information about our business and other important information to you by “incorporating by reference” the information we file with the SEC, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the SEC. Under the SEC’s regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

We incorporate into this prospectus by reference the following documents filed by us with the SEC, each of which should be considered an important part of this prospectus:

a.
Our Annual Report on Form 10-K for the year ended October 31, 2017, filed with the SEC on December 21, 2017, including portions of the Company's proxy statement on Schedule 14A, filed with the SEC on February 13, 2018, to the extent incorporated by reference into such Annual Report on Form 10-K;

b.	Our Quarterly Report on Form 10-Q for the period ended January 31, 2018, filed with the SEC on March 1, 2018;

c.	Our Current Reports on Form 8-K as filed with the SEC on November 8, 2017 and March 20, 2018;

d.	The description of our Common Stock contained in our Registration Statement on Form 8-A, filed with the SEC on April 28, 1993, as amended January 27, 1999; and

e.	The description of our Class A Common Stock contained in our Registration Statement on Form 8-A, filed with the SEC on April 8,1998, as amended January 27, 1999.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than any such documents or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K, unless otherwise indicated therein) prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

We will provide to you, upon request, a copy of each of our filings at no cost. Please make your request by writing or telephoning us at the following address or telephone number:

HEICO Corporation
3000 Taft Street
Hollywood, Florida 33021
Tel: (954) 987-4000

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

We have authority under Section 607.0850 of the Florida Business Corporation Act to indemnify our directors and officers to the extent provided in such statute. Our Articles of Incorporation provide that we may indemnify our executive officers and directors to the fullest extent permitted by law either now or hereafter. We have entered or will enter into an agreement with each of our directors and some of our officers wherein we have agreed or will agree to indemnify each of them to the fullest extent permitted by law.

The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for our best interests in a proceeding by or in our right to procure a judgment in our favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws.

Item 7. Exemption From Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit	Description
3.1
Articles of Incorporation of HEICO Corporation are incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4 (Registration No. 33-57624) Amendment No. 1 filed on March 19, 1993.

3.2
Articles of Amendment of the Articles of Incorporation of HEICO Corporation, dated April 27, 1993, are incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form 8-B dated April 29, 1993.

3.3	Articles of Amendment of the Articles of Incorporation of HEICO Corporation, dated November 3, 1993, are incorporated by reference to Exhibit 3.3 to the Form 10-K for the year ended October 31, 1993.
3.4
Articles of Amendment of the Articles of Incorporation of HEICO Corporation, dated March 19, 1998, are incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-3 (Registration No. 333-48439) filed on March 23, 1998.

3.5
Articles of Amendment of the Articles of Incorporation of HEICO Corporation, dated as of November 2, 2003, are incorporated by reference to Exhibit 3.5 to the Form 10-K for the year ended October 31, 2003.

3.6
Articles of Amendment of the Articles of Incorporation of HEICO Corporation, dated as of March 26, 2012, are incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on March 29, 2012.

3.7
Articles of Amendment of the Articles of Incorporation of HEICO Corporation, dated as of March 16, 2018, are incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on March 20, 2018.

3.8
Amended and Restated Bylaws of HEICO Corporation, effective as of September 22, 2014, are incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 25, 2014.

5.1	Opinion of Akerman LLP.
10.1	HEICO Corporation 2018 Incentive Compensation Plan are incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 20, 2018.
23.1	Consent of Akerman LLP (included in Exhibit 5.1).
23.2	Consent of Deloitte & Touche LLP.
24.1	Power of Attorney (included in the signature pages to the Registration Statement).

Item 9. Undertakings.

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

 provided, however, that paragraphs (1)i and (1)ii will not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the

Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hollywood, State of Florida, on March 20, 2018.

HEICO CORPORATION

Date:	March 20, 2018	By:	/s/ CARLOS L. MACAU, JR.
Carlos L. Macau, Jr. Executive Vice President - Chief Financial Officer and Treasurer (Principal Financial Officer)

		By:	/s/ STEVEN M. WALKER
Steven M. Walker Chief Accounting Officer and Assistant Treasurer (Principal Accounting Officer)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carlos L. Macau, Jr., Steven M. Walker and Joseph W. Pallot, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position(s)	Date

/s/ LAURANS A. MENDELSON	Chairman of the Board; Chief Executive Officer; and Director (Principal Executive Officer)	March 20, 2018
Laurans A. Mendelson

/s/ THOMAS M. CULLIGAN	Director	March 20, 2018
Thomas M. Culligan

/s/ ADOLFO HENRIQUES	Director	March 20, 2018
Adolfo Henriques

/s/ MARK H. HILDEBRANDT	Director	March 20, 2018
Mark H. Hildebrandt

Name	Position(s)	Date

/s/ WOLFGANG MAYRHUBER	Director	March 20, 2018
Wolfgang Mayrhuber

/s/ ERIC A. MENDELSON	Co-President and Director	March 20, 2018
Eric A. Mendelson

/s/ VICTOR H. MENDELSON	Co-President and Director	March 20, 2018
Victor H. Mendelson

/s/ JULIE NEITZEL	Director	March 20, 2018
Julie Neitzel

/s/ ALAN SCHRIESHEIM	Director	March 20, 2018
Alan Schriesheim

/s/ FRANK J. SCHWITTER	Director	March 20, 2018
Frank J. Schwitter